

Mail Stop 3561

December 19, 2016

Miguel Dotres
Chief Executive Officer
Petrus Resources Corporation
15321 NW 60th Avenue
Suite 109
Miami Lakes, Florida 33014

> **Re:** **Petrus Resources Corporation**
> **Form 8-K**
> **Response Dated December 14, 2016**
> **File No. 333-176879**

Dear Mr. Dotres:

We have reviewed your December 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2016 letter.

Item 9.01

1. In accordance with the requirements of Item 9.01 of Form 8-K, please also amend your Form 8-K filed November 1, 2016 to include the pro forma financial information provided in your response to comment 1.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621; Lisa Kohl, Legal Branch Chief, at 202-551-3252; or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Charles B. Pearlman, Esq.